Exhibit 99.2

B COMMUNICATIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ehud Yahalom, attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of B Communications Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on November 26, 2014 at 10:30 a.m. (Israel time) at the offices of the Company, 2 Dov Friedman Street, Ramat Gan 5250301, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for such Extraordinary General Meeting, or the Proxy Statement, (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEM 1 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES WILL NOT BE COUNTED UNLESS "YES" OR "NO" HAS BEEN SPECIFIED AS TO WHETHER THE HOLDINGS IN OUR COMPANY OR THE VOTE REQUIRES THE APPROVAL OF THE PRIME MINISTER OF ISRAEL AND ISRAELI MINISTER OF COMMUNICATIONS (AS DESCRIBED IN THE PROXY STATEMENT). IN ADDITION, VOTES CAST FOR ITEM 1 WILL NOT BE COUNTED UNLESS "YES" OR "NO" HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

B COMMUNICATIONS LTD.

November 26, 2014

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEM 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

				FOR	AGAINST	ABSTAIN
		1.	To approve the renewal of the indemnification agreements for the Company's officers and directors who are deemed controlling shareholders.	☐	☐	☐
Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest with respect to Proposal 1 (as described in the Proxy Statement).
				YES	NO
		2.	Are you a controlling shareholder or do you have a personal interest in the proposal to renew the indemnification agreements for directors and officers who are considered controlling shareholders of the Company or related to them, and directors and officers with respect to whom a controlling shareholder has a personal interest in their entering into an indemnification agreement?	☐	☐
				YES	NO
		3.	Do your holdings in the Company or vote on Proposal 1 require the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Communications Law and Communications Order, as defined in the Proxy Statement?	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.